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Exhibit 11.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED
EARNINGS PER SHARE

	Three Months Ended
	May 4, 2003	May 5, 2002
(In Millions, Except Per Share Data)

BASIC
Net Earnings Available to Common Shareholders	$907	$856

Weighted Average Common Shares	2,292	2,349

Basic Earnings Per Share	$0.40	$0.36

DILUTED
Net Earnings Available to Common Shareholders	$907	$856

Weighted Average Common Shares	2,292	2,349
Effect of Potentially Dilutive Securities:
Employee Stock Plans	5	16

Diluted Weighted Average Common Shares	2,297	2,365

Diluted Earnings Per Share	$0.39	$0.36

Employee stock plans represent options and shares granted under the Company's employee stock purchase, stock option and deferred compensation stock plans. Options to purchase 88.4 million and 11.3 million shares of common stock at May 4, 2003 and May 5, 2002, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

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THE HOME DEPOT, INC. AND SUBSIDIARIES COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE